Colorado Income Holdings, Inc.
7899 South Lincoln Court, Suite 205
Littleton, CO  80122

                               October 23, 2013

Michael Clampitt
Senior Counsel
United States
Securities and Exchange Commission
Washington, D.C. 20549

Re:          Colorado Income Holdings, Inc.
Registration Statement on Form S-1/A Filed October 15, 2013
File No. 333-190083

Dear Mr. Clampitt:

We are in receipt of your correspondence dated October 21, 2013 and have provided the following response:

Prospectus cover page

1.
Revise to clarify in the first paragraph that the ending date of the offering will be one year after the date of this Prospectus. Also revise the date of the Prospectus and move it from the page with the Table of Contents to the Prospectus cover date.

RESPONSE: We have made this change per your request.

2.
Revise the third sentence after the Table to indicate the Notes will be delivered to purchasers the same day … “only after the minimum funds are raised. Otherwise, purchasers will receive their notes when the minimum is reached and their notes will be dated that day”. If this is not the case, make appropriate revisions.

RESPONSE: We have made this change per your request.

The Offering, page 16

3.	Please revise to disclose that no sinking fund will be used and that purchasers will receive their funds at maturity without taking further actions or otherwise disclose what actions must be taken.

RESPONSE: We have made this change to your request.

Use of Proceeds, page 17

4.
We have reviewed your response to our prior comment number 2 and note that the line item titled Net Proceeds to Company under the maximum offering amount of $3,000,000 is $954,590.80. Please revise this line item to be $2,954,590.80.

RESPONSE: We have made this change to your request.

Financial Statements

5.	Please be sure to label the columns of the financial statements that have been restated as restated.

RESPONSE: We have made this change per your request.

We appreciate your time and examination of our registration statement. Should the above-included responses and amendments be acceptable to you, pursuant to Rule 460 and 461 of Regulation C, Colorado Income Holdings, Inc. ("Company"), hereby requests,  acceleration of the effective date of the above-referenced registration statement on Form S-1 to Monday, October 28, 2013 at 4:00 PM Easter Time or as soon as practicable thereafter.

No broker-dealer is participating in the offering, so the offering terms and arrangements were not submitted to the National Association of Securities Dealers, Inc., for its review and approval in the absence of a requirement to do so.  With respect to dissemination of information contemplated by Rules 460 and 461, offers will be made directly by the Company by delivering to each prospective investor a copy of the final prospectus.

Colorado Income Holdings, Inc. acknowledges that:

•           should the Commission or the staff acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•           the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•           the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the above analysis is satisfactory to you.  Please feel free to contact our legal counsel, Brunson Chandler & Jones, PLLC at (801)303-5730 with any questions or concerns.

           Sincerely,

             Colorado Income Holdings, Inc.
                                 /s/ Michael Bonn
                                 Michael Bonn President, Chief Executive Officer, Chief Financial Officer and Chairman of the Board of Directors